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                                December 13, 2004



VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:        Leslie Shepard

Re:      MASCO CORPORATION
         AMENDMENT NO. 3 TO
         REGISTRATION STATEMENT ON FORM S-4
         REQUEST FOR ACCELERATION

Ladies and Gentlemen:

         In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby requests that the Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-120452) of Masco Corporation (the "Company"), relating to the Company's offer to exchange its Zero Coupon Convertible Senior Notes, Series B due 2031 for its Zero Coupon Convertible Senior Notes due 2031, be declared effective by the Securities and Exchange Commission on December 13, 2004 at 9:00 a.m., or as soon thereafter as is practicable.

         Please contact Michael Nordtvedt of Davis Polk & Wardwell at (650) 752-2043 once the above captioned registration statement has been declared effective.



                               Very truly yours,

                               MASCO CORPORATION


                               By: /s/ John R. Leekley
                                   --------------------------------------------
                                   Name:   John R. Leekley
                                   Title:  Senior Vice President
                                           and General Counsel